UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )

Under the Securities Exchange Act of 1934

BROOKFIELD REAL ESTATE INCOME TRUST INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person BROOKFIELD ASSET MANAGEMENT INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,430,227[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,430,227[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,430,227[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

This amount includes 143,442 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BAM PARTNERS TRUST
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,430,227[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,430,227[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,430,227[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

This amount includes 143,422 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD HOLDINGS CANADA INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,430,227[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,430,227[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,430,227[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

This amount includes 143,422 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD U.S. HOLDINGS INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,430,227[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,430,227[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,430,227[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

This amount includes 143,422 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons , as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 248,990[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 248,990[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 248,990[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

This amount includes 131,950 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US II INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,181,237[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,181,237[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,181,237[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

This amount includes 11,472 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY MASTER HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,699
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,699[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,699[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.	This amount includes 131,596 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees , as discussed below).
2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,699[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,699[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,699[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.	This amount includes 131,596 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees, as discussed below).
2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY GROUP II LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,181,237[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,181,237[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,181,237[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

This amount includes 11,472 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II NTR SUB LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,181,237[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,181,237[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,181,237[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

This amount includes 11,472 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II GP-C LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,181,237[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,181,237[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,181,237[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

This amount includes 11,472 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II-C L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,181,237
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,181,237
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,181,237[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person PN

1.

This amount includes 11,472 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 67,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 67,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,290[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

This amount includes 354 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PUBLIC SECURITIES GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,281
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,281
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,281[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

This amount includes 65 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BIM CAPITAL LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,010
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,010[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

This amount includes 290 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below).

2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD REIT ADVISER LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,699
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,699
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,699[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.	This amount includes 131,596 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees, as discussed below).
2.

Percentage based upon 52,772,950 shares of the Issuer’s common stock outstanding (including 10,911,002 shares of the Issuer’s common stock that will be issued on or about June 20, 2022 pursuant to the payment of management fees and the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to common stock, par value $0.01 per share (the “Shares”), of Brookfield Real Estate Income Trust Inc., a Maryland corporation (the “Issuer”), having its principal executive offices at 250 Vesey Street, 15th Floor, New York, New York 10281.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Brookfield Asset Management Inc. (“BAM”), an Ontario corporation;

(ii)	BAM Partners Trust (the “BAM Partnership”), a trust formed under the laws of the Province of Ontario, the trustee of which is BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”);

(iii)	Brookfield Holdings Canada Inc. (“BHC”), an Ontario corporation;

(iv)	Brookfield US Holdings Inc. (“BUSHI”), an Ontario corporation;

(v)	Brookfield US Inc. (“BUSI”), a Delaware corporation;

(vi)	Brookfield US II Inc. (“BUSI II”), a Delaware corporation;

(vii)	Brookfield Property Master Holdings LLC (“BPM Holdings”), a Delaware limited liability company;

(viii)	Brookfield Property Group LLC (“BPG”), a Delaware limited liability company;

(ix)	Brookfield Property Group II LLC (“BPG II”), a Delaware limited liability company;

(x)	BUSI II NTR Sub LLC (“NTR Sub”), a Delaware limited liability company;

(xi)	BUSI II GP-C LLC (“BUSI II GP-C”), a Delaware limited liability company;

(xii)	BUSI II-C L.P. (“BUSI II-C”), a Delaware limited liability company;

(xiii)	Brookfield Public Securities Group Holdings LLC (“PSG Holdings”), a Delaware limited liability company;

(xiv)	Brookfield Public Securities Group LLC (“PSG”), a Delaware limited liability company;

(xv)	BIM Capital LLC (“BIM”), a Delaware limited liability company; and

(xvi)	Brookfield REIT Adviser LLC (the “Adviser”), a Delaware limited liability company.

Schedule I hereto, with respect to BAM; Schedule II hereto, with respect to BAM Partners, as trustee of the BAM Partnership; Schedule III hereto, with respect to BHC; Schedule IV hereto, with respect to BUSHI; Schedule V hereto, with respect to BUSI; and Schedule VI hereto, with respect to BUSI II, set forth a list of all the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Persons and their respective principal occupation, address and citizenship.

(b) The principal business address of each of BAM, the BAM Partnership, BAM Partners, BHC and BUSHI is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of BUSI, BUSI II, BPM Holdings, BPG, BPG II, NTR Sub, BUSI II GP-C, BUSI II-C, PSG Holdings, PSG, BIM and the Adviser is 250 Vesey Street, 15th Floor, New York, New York 10281.

(c) The principal business of BAM is performing the functions of, and serving as, a leading global alternative asset manager with approximately US$725 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity, and credit and serving as the sole shareholder of BHC, and acting in similar capacities for other entities. The principal business of the BAM Partnership is performing the functions of, and serving as the holder of class B limited voting shares of BAM (the “BAM Class B Shares”). The principal business of BHC is performing the functions of, and serving as, the sole shareholder of BUSHI. The principal business of BUSHI is performing the functions of, and serving as, the sole shareholder of each of BUSI and

BUSI II, and acting in similar capacities for other entities affiliated with BAM. The principal business of BUSI is performing the functions of, and serving as, the managing member of each of PSG Holdings and BPM Holdings, and acting in similar capacities for other entities affiliated with BAM. The principal business of BUSI II is performing the functions of, and serving as, the managing member of BPG II, and acting in similar capacities for other entities affiliated with BAM. The principal business of BPM Holdings is performing the functions of, and serving as, the managing member of the BPG, and acting in similar capacities for other entities affiliated with BAM. The principal business of BPG is performing the functions of, and serving as, the managing member of the Adviser, and acting in similar capacities for other entities affiliated with BAM. The principal business of BPG II is performing the functions of, and serving as, the sole member of NTR Sub, and acting in similar capacities for other entities affiliated with BAM. The principal business of NTR Sub is performing the functions of, and serving as, the managing member of BUSI II GP-C, the limited partner of of BUSI II-C, and acting in similar capacities for other entities affiliated with BAM. The principal business of BUSI II GP-C is performing the functions of, and serving as, the general partner of BUSI II-C. The principal business of BUSI II-C is performing the functions of, and serving as, an equity holder of the Issuer and Brookfield REIT Operating Partnership L.P. (the “Operating Partnership”). The principal business of PSG Holdings is performing the functions of, and serving as, the managing member of both PSG and BIM, and acting in similar capacities for other entities affiliated with BAM. The principal business of PSG is to serve as an SEC-registered investment adviser representing the Public Securities Group of BAM. The principal business of BIM is to serve as an intermediary vehicle to hold cash and securities for various funds that comprise the Public Securities Group of BAM. The principal business of the Adviser is performing the functions of, and serving as, the external adviser of the Issuer.

(d)-(e) During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedules I through V hereto set forth the citizenships of each of the Scheduled Persons who is natural person.

Item 3.	Source and Amount of Funds or Other Consideration.

BUSI II-C acquired the 2,181,237 Shares it directly holds as follows: (i) paying $200,000 in cash, funded from cash on hand, for 16,711 Shares designated as Class E Shares, (ii) 2,088,834 Shares received in exchange for its contribution of its interests in certain real estate property investments (together with certain other interests in certain real estate property investments contributed to the Operating Partnership by affiliates of BAM, the “Brookfield Portfolio”) to the Operating Partnership, and (iii) 75,692 Shares designated as Class E Shares received upon the reinvestment of distributions pursuant to the Issuer’s distribution reinvestment plan (the “DRIP”).

BIM acquired the 55,010 Shares it directly holds as follows: (i) paying $716,701 in cash, funded from cash on hand, for 54,430 Shares, and (ii) 580 Shares received upon the reinvestment of distributions pursuant to the Issuer’s DRIP. All of the Shares held by BIM are designated as Class E Shares.

PSG acquired the 12,281 Shares it directly holds as follows: (i) paying $160,000 in cash, funded from cash on hand, for 12,151 Shares, and (ii) 130 Shares received upon the reinvestment of distributions pursuant to the Issuer’s DRIP. All of the Shares held by PSG are designated as Class E Shares.

The Adviser acquired the 181,699 Shares it directly holds as follows: (i) 180,640 Shares received as payment of management fees under the terms of the Advisory Agreement (as defined below), and (ii) 1,059 Shares received upon the reinvestment of distributions pursuant to the Issuer’s DRIP. All of the Shares held by the Adviser are designated as Class E Shares.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Shares reported herein held by BUSI II-C, BIM, PSG and the Adviser were acquired as described in Items 3 and 6 of this Schedule 13D. Each holds such Shares for investment purposes, subject to the following.

The Adviser is the Issuer’s external adviser and is responsible for implementing the Issuer’s investment strategy, which includes making investment decisions in constructing the Issuer’s portfolio and providing related portfolio management services, in accordance with the Issuer’s investment guidelines, policies, objectives and limitations, subject to oversight by the Issuer’s board of directors. The Adviser is an affiliate of BAM. All of the Issuer’s officers and directors, other than the Issuer’s independent directors, are employees of BAM. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the terms of the Brookfield Share/OP Unit Repurchase Arrangement, by and among the Company, the Operating Partnership and BAM (the “Repurchase Arrangement”) as discussed in Item 6 below, the Reporting Persons may seek to sell or otherwise dispose of some or all of their Shares (which may include, but is not limited to, selling some or all of such Shares to the Issuer, transferring some or all of such Shares to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable, exchangeable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Adviser may elect to continue to receive Shares in lieu of cash in respect of its management and performance fees. In addition, each of BUSI II-C, BIM, PSG and the Adviser has elected and may continue to receive distributions in Shares pursuant to the Issuer’s DRIP. Any such transactions may be made by the Reporting Persons at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s cash flow and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Schedule 13D, including with regards to certain of its affiliates and employees pursuant to the Advisory Agreement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Calculations of the percentage of Shares beneficially owned assumes that there were 52,722,950 Shares outstanding, based on information provided by the Issuer.

As of the date hereof, (i) BUSI II-C directly holds 2,181,237 Shares (including 11,472 Shares that will be issued on or about June 20, 2022 pursuant to the Issuer’s DRIP), all of which were designated as Class E Shares, (ii) BIM directly holds 55,010 Shares (including 290 Shares that will be issued on or about June 20, 2022 pursuant to the Issuer’s DRIP), all of which were designated as Class E Shares, (iii) PSG directly holds 12,281 Shares (including 65 Shares that will be issued on or about June 20, 2022 pursuant to the Issuer’s DRIP), all of which were designated as Class E Shares, and (iv) the Adviser directly holds 181,699 Shares (including 265 Shares that will be issued on or about June 20, 2022 pursuant to the Issuer’s DRIP), all of which were designated as Class E Shares.

BUSI II GP-C is the general partner of BUSI II-C. NTR Sub is the managing member of BUSI II GP-C and a limited partner of of BUSI II-C. BPG II is the sole member of NTR Sub. BUSI II is the managing member of BPG II.

BUSI is the managing member of each of PSG Holdings and BPM Holdings. PSG Holdings is the managing member of both PSG and BIM. BPM Holdings is the managing member of BPG. BPG is the managing member of the Adviser.

BUSHI is the sole shareholder of each of BUSI and BUSI II. BHC is the sole shareholder of BUSHI. BAM is the sole shareholder of BHC. The BAM Partnership, is the sole owner of BAM Class B Shares. BAM Partners, as trustee of the BAM Partnership, has the ability to appoint one half of the board of directors of BAM and, as such, may be deemed to indirectly control the decisions of BAM regarding the vote and disposition of the Shares beneficially owned by BAM; therefore, BAM Partners may be deemed to have indirect beneficial ownership of the Shares held by BAM. Pursuant to Rule 13d-4 of the Exchange Act, BAM Partners declares that filing this Schedule 13D shall not be construed as an admission that either it or the BAM Partnership is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and such beneficial ownership is expressly disclaimed.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D, and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than BUSI II-C, BIM, PSG and the Adviser to the extent they directly hold the Issuer securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(c) Except as set forth below, none of the Reporting Persons has engaged in any transaction during the past 60 days in any Shares.

On April 28, 2022, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on April 28, 2022 and were paid on May 20, 2022. With respect to the Shares directly held by BUSI II-C, BIM, PSG and the Adviser, these distributions were reinvested in an additional 11,501, 290, 65 and 266 Shares, respectively, pursuant to the Issuer’s DRIP.

On May 27, 2022, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on May 27, 2022 and will be paid on or about June 20, 2022. With respect to the Shares directly held by BUSI II-C, BIM, PSG and the Adviser, these distributions will be reinvested in additional Shares pursuant to the Issuer’s DRIP.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Operating Partnership Units

In addition to the Shares owned by BUSI II-C set forth above, as of the date hereof, BUSI II-C directly holds 20,048,206 OP Units, all of which were designated as Class E OP Units. BUSI II-C acquired the 20,048,206 OP Units it directly holds as follows: (i) 12,380,554 OP Units received in exchange for its contribution of a portion of the Brookfield Portfolio to the Operating Partnership pursuant to that certain Contribution Agreement dated November 2, 2021, by and among BUSI II-C, the Operating Partnership and the Issuer (the “Contribution Agreement”); (ii) paying $74,770,083 in cash for 6,133,723 OP Units pursuant to that certain Unit Transfer Agreement dated December 17, 2021, by and among BUSI II-C, the Operating Partnership, BOP Nest Domain JV LLC and BOP Nest Nashville JV LLC (the “Unit Transfer Agreement”); (iii) paying $83,000,000 in cash for 6,831,486 OP Units pursuant to that certain Subscription Agreement dated November 30, 2021, by and between BUSI II-C and the Operating Partnership (the “Subscription Agreement”); (iv) 186,362 OP Units received from Brookfield REIT OP Special Limited Partner L.P. (the “SLP”) in exchange for a limited partnership capital interest in BUSI II-C, pursuant to that certain Contribution Agreement dated March 21, 2022, by and between BUSI II-C and the SLP (the “SLP Contribution Agreement”); and (v) 649,804 OP Units received upon the reinvestment of distributions pursuant to the terms of the Third Amended and Restated Limited Partnership Agreement of the Operating Partnership (the “OP Agreement”). Ownership of OP Units does not constitute beneficial ownership of Shares under Rule 13d-3 under the Act because pursuant to the terms of the OP Agreement, the holders of OP Units do not have the right to require the Operating Partnership, as the issuer of the OP Units, to redeem their OP Units for Shares. BUSI II-C disclaims beneficial ownership of the Shares that may be issuable upon exchange of the OP Units.

The foregoing descriptions of the Contribution Agreement, the Unit Transfer Agreement, the Subscription Agreement, the SLP Contribution Agreement and the OP Agreement are not intended to be complete and are qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Amended and Restated Advisory Agreement

The Issuer, the Operating Partnership and the Adviser are parties to the Amended and Restated Advisory Agreement, dated as of March 21, 2022 (the “Advisory Agreement”). As compensation for its services provided pursuant to the Advisory Agreement, the Issuer pays the Adviser both (i) a management fee of 1.25% of net asset value (“NAV”) for Shares designated as Class T, Class S, Class D, Class I and Class C Shares (collectively, the “Performance Shares”) per annum, payable monthly and (ii) a performance fee with respect to the Performance Shares paid annually in an amount equal to 12.5% of the Total Return (as defined in the Advisory Agreement), subject to a 5% Hurdle Amount (as defined in the Advisory Agreement) and a high water mark, with a catch-up. These management and performance fees paid by the Issuer can be paid, at the Adviser’s election, in cash or in Shares designated as Class E or Class I Shares.

In addition, to the extent that the Operating Partnership issues OP Units designated as Class C, Class D, Class I, Class S and Class T OP Units to parties other than the Issuer (collectively, the “Performance Units”), the Operating Partnership will pay the Adviser both (i) a management fee 1.25% of our NAV for the Performance Units per annum payable monthly, and (ii) a performance fee with respect to such Performance Units paid annually in an amount equal to 12.5% of the OP Total Return (as defined in the Advisory Agreement), subject to a 5% OP Hurdle Amount (as defined in the Advisory Agreement) and a high water mark, with a catch-up. These management and performance fees paid by the Operating Partnership can be paid, at the Adviser’s election, in cash or in OP Units designated as Class E or Class I OP Units.

If the Adviser elects to receive any portion of the management and performance fees in Shares, the Adviser may elect at a later date to have the Issuer repurchase from the Adviser such Shares at a price per Share equal to the then-current transaction price for such Share in the Issuer’s public offering. Such Shares will not be subject to the terms of the Repurchase Arrangement discussed below, the repurchase limits of the Company’s share repurchase plan or any reduction or penalty for an early repurchase. If the Adviser elects to receive any portion of the management and performance fees in OP Units, the Adviser may elect at a later date to have the Operating Partnership repurchase such OP Units for cash unless the Issuer’s board of directors determines that any such repurchase for cash would be prohibited by applicable law or the Issuer’s charter, in which case such OP Units will be repurchased in exchange for Shares with an equivalent aggregate NAV.

This description of the Advisory Agreement is not intended to be complete and is qualified in its entirety by reference to the Advisory Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Brookfield Share/OP Unit Repurchase Arrangement

The Issuer, the Operating Partnership and BAM have entered into the Repurchase Arrangment, pursuant to which the Issuer and the Operating Partnership will offer to repurchase Shares or OP Units from the BAM and its affiliates, including the Reporting Persons, at a price per Share or OP Unit equal to the most recently determined NAV per Share or Unit immediately prior to each repurchase. BAM and its affiliates, including the Reporting Persons, have agreed to not seek repurchase of the Shares and OP Units that they own if doing so would bring the value of their aggregate equity holdings in the Issuer and the Operating Partnership below $50,000,000. In addition, the BAM and its affiliates, including the Reporting Persons, have agreed to hold all of the Shares and OP Units that were received in consideration for the contribution of the Brookfield Portfolio until the earlier of (i) the first date that the Issuer’s NAV reaches $1.5 billion and (ii) the date that is the third anniversary of November 2, 2021. Following such date, BAM and its affiliates, including the Reporting Persons, may cause the Issuer to repurchase their Shares and OP Units (above the $50,000,000 minimum), in an amount equal to the sum of (a) the amount available under the Issuer’s share repurchase plan’s 2% monthly and 5% quarterly caps (after accounting for third-party investor repurchases) and (b) 25% of the amount by which net proceeds from the Issuer’s public and private offerings of Shares for a given month exceed the amount of repurchases for such month pursuant to the Issuer’s share repurchase plan. The Issuer will not effect any such repurchase during any month in which the full amount of all Shares requested to be repurchased by third-party investors under its share repurchase plan is not repurchased.

This description of the Repurchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Repurchase Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Distribution Reinvestment Plan

The Issuer has adopted the DRIP, whereby certain holders of Shares (including each of BUSI II-C, BIM, PSG and the Adviser) will have their cash distributions automatically reinvested in additional Shares of common stock unless they elect to receive their distributions in cash. The per share purchase price for Shares purchased pursuant to the DRIP will be equal to the transaction price per Share in the Issuer’s public offering at the time the distribution is payable, which will generally be equal to the Issuer’s prior month’s NAV per Share. Holders of Shares will not pay upfront selling commissions or dealer manager fees when purchasing shares pursuant to the DRIP.

This description of the DRIP is not intended to be complete and is qualified in its entirety by reference to the DRIP, which is filed as an exhibit hereto and incorporated by reference herein.

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement dated June 6, 2022 among the Reporting Persons (filed herewith).

2.

Amended and Restated Advisory Agreement, dated March 21, 2022, by and among Brookfield Real Estate Income Trust Inc., Brookfield REIT Operating Partnership L.P. and Brookfield REIT Adviser LLC (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 25, 2022 and incorporated herein by reference)

3.

Third Amended and Restated Limited Partnership Agreement of Brookfield REIT Operating Partnership L.P. (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 25, 2022 and incorporated herein by reference)

4.	Brookfield Share/OP Unit Repurchase Arrangement (filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q filed by the Issuer on May 16, 2022 and incorporated herein by reference)

5.	Distribution Reinvestment Plan (filed as Exhibit 4.2 to the Quarterly Report on Form 10-Q filed by the Issuer on May 16, 2022 and incorporated herein by reference)

6.

Contribution Agreement, dated November 2, 2021, by and among BUSI II-C L.P., Brookfield REIT Operating Partnership L.P. and Brookfield Real Estate Income Trust Inc. (filed as Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on November 8, 2021 and incorporated herein by reference)

7.

Subscription Agreement, dated November 30, 2021, by and among BUSI II-C L.P. and Brookfield REIT Operating Partnership L.P. (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 2, 2021 and incorporated herein by reference)

8.	Unit Transfer Agreement, dated December 17, 2021, by and among BUSI II-C L.P., Brookfield REIT Operating Partnership L.P., BOP Nest Domain JV LLC and BOP Nest Nashville JV LLC (filed herewith)

9.	Contribution Agreement, dated March 21, 2022, by and between BUSI II-C and Brookfield REIT OP Special Limited Partner L.P. (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2022
BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President and Secretary

BROOKFIELD US HOLDINGS INC.

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President and Secretary

BROOKFIELD US INC.

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

BROOKFIELD US II INC.

	By:	/s/ Melissa Lang
	Name:	Melissa Lang
	Title:	Managing Director

BROOKFIELD PROPERTY MASTER HOLDINGS LLC

	By:	/s/ Melissa Lang
	Name:	Melissa Lang
	Title:	Managing Director

BROOKFIELD PROPERTY GROUP LLC

	By:	/s/ Melissa Lang
	Name:	Melissa Lang
	Title:	Managing Director

BROOKFIELD PROPERTY GROUP II LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BUSI II NTR SUB LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BUSI II GP-C LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BUSI II-C L.P., by its general partner, BUSI II GP-C LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC

By:	/s/ Kevin English
Name:	Kevin English
Title:	Chief Operating Officer

BROOKFIELD PUBLIC SECURITIES GROUP LLC

By:	/s/ Kevin English
Name:	Kevin English
Title:	Chief Operating Officer

BIM CAPITAL LLC

By:	/s/ Kevin English
Name:	Kevin English
Title:	Chief Operating Officer

BROOKFIELD REIT ADVISER LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer, BAM	Canada

Jeffrey M. Blidner Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, BAM	Canada

Angela F. Braly Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu Director	c/o Suite 1210, 225 – 6th Ave. S.W., Calgary, Alberta, T2P 1N2, Canada	Corporate Director	Canada

Maureen Kempston Darkes Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Janice Fukakusa Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Bruce Flatt Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London U.K. E14 5AA	Managing Partner and Chief Executive Officer, BAM	Canada

Nicholas H. Goodman Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner and Chief Financial Officer, BAM	United Kingdom

Brian W. Kingston Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate, BAM	Canada

Brian D. Lawson Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, BAM	Canada

Cyrus Madon Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity, Brookfield	Canada

Howard S. Marks Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management	U.S.A.

Frank J. McKenna Director	TDCT Tower, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments, BAM	Canada

Lord Augustine Thomas O’Donnell Director	Frontier Economics, 71 High Holborn, London U.K., WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Hutham S. Olayan Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, BAM	Canada

Samuel J.B. Pollock Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, BAM	Canada

Seek Ngee Huat Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Singapore

Sachin G. Shah Managing Partner, Chief Investment Officer, Chief Executive Officer of Brookfield’s Insurance Solutions and Vice Chair of Brookfield’s Renewable Power Group	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Chief Executive Officer of Brookfield’s Insurance Solutions and Vice Chair of Brookfield’s Renewable Power Group, BAM	Canada

Diana L. Taylor Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey Managing Partner, Chief Executive Officer Renewable Power & Transition and Head of Europe for the Corporation	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power & Transition and Head of Europe for the Corporation, BAM	Canada

SCHEDULE II

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	One Canada Square, Level 25, Canary Wharf, London E14 5AA, U.K.	Managing Partner and Chief Executive Officer, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

SCHEDULE III

BROOKFIELD HOLDINGS CANADA INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Thomas Corbett, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canada

Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Senior Vice-President, Capital Markets & Treasury of Brookfield	U.K.

Aleks Novakovic, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax of Brookfield	Canada

Katayoon Sarpash, Director, Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada

Cam Ha, President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Tax of Brookfield	Canada

Bowen Li, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Capital Markets & Treasury of Brookfield	Canada

Harinee Ravishankar, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets & Treasury of Brookfield	Canada

SCHEDULE IV

BROOKFIELD US HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Thomas Corbett, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canada

Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Senior Vice President, Capital Markets & Treasury of Brookfield	U.K.

Aleks Novakovic, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax of Brookfield	Canada

Katayoon Sarpash, Director, Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Legal & Regulatory of Brookfield	Canada

Cam Ha, President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Tax of Brookfield	Canada

Bowen Li, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Capital Markets & Treasury of Brookfield	Canada

Harinee Ravishankar, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets & Treasury of Brookfield	Canada

SCHEDULE V

BROOKFIELD US INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Barry Blattman, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Vice Chair of Brookfield	U.S.A.

Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Senior Vice-President, Capital Markets & Treasury of Brookfield	U.K.

Mark Srulowitz, Director and President	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Managing Partner, Private Funds Group of Brookfield	U.S.A.

Connor Teskey, Director	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power & Transition and Head of Europe for the Corporation, Brookfield	Canada

Sara Verkest, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Managing Director, Tax of Brookfield	Belgium

Josh Zinn, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Managing Director, Risk Management of Brookfield	Australia

Peter Geraigiry, Vice-President	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Vice-President, Capital Markets & Treasury of Brookfield	U.S.A.

Justin Nye, Vice-President	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Vice-President, Tax of Brookfield	U.S.A.

Katayoon Sarpash, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada

SCHEDULE VI

BROOKFIELD US II INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Sara Beugelmans, Director and President	685 Market Street, Suite 500, San Francisco California 94105, U.S.A.	Managing Director, BAM	U.S.A.

Melissa Lang, Director and Managing Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Director, BAM	U.S.A.

Fabian Schmidt, Director and Secretary	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Senior Vice President, BAM	Germany and U.S.A.